SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 8, 2010

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Announcement of LM Ericsson Telephone Company, dated March 8, 2010 regarding “PROPOSAL TO CONTINUE LONG TERM VARIABLE REMUNERATION PROGRAM.”

PRESS RELEASE MARCH 8, 2010

PROPOSAL TO CONTINUE LONG TERM VARIABLE REMUNERATION PROGRAM

•	Provides an investment opportunity for all of Ericsson’s employees

•	Part of Ericsson’s remuneration strategy to retain key competence

•	Drives earnings and provides competitive remuneration for senior management

Ericsson’s (NASDAQ: ERIC) Long Term Variable Remuneration Program, which first started in 2004, is an integral part of the company’s remuneration strategy. The Board of Directors has decided to propose that the Annual General Meeting on April 13, 2010, resolves on a continued Long Term Variable Remuneration Program 2010 (LTV 2010) which, compared to the previous programs, contains minor changes for the CEO’s participation and the performance target period for the executive plan. The program comprises in total 23.5 million B-shares.

The Program is divided into three plans: (1) a Stock Purchase Plan embracing all employees, where employees receive one Ericsson share for each share invested in under the plan, (2) a plan for up to ten percent of employees, selected as key contributors to receive a second matching share, and (3) a plan embracing the CEO and other senior managers, up to 0.5 percent of employees who at a maximum can earn a further four, six or in the case of the CEO, nine (previous plans: eight) matching shares in addition to the ordinary matching share under the Stock Purchase Plan, provided that certain financial goals are met.

Matching under the program requires employees to invest up to 7.5 percent of gross fixed salary in Ericsson shares. It is proposed that the CEO will be able to invest up to 10 percent of the gross fixed salary and the short term variable remuneration (previous plans: up to 9 percent of the gross fixed salary). The participants must also retain the shares and remain in employment at the time of matching, three years after investment.

The adjusted CEO participation and performance matching opportunity is a consequence of the Board’s decision to change the composition of the different remuneration elements in the CEO’s total remuneration package to shift the emphasis from fixed to variable and from short-term to long-term, as well as helping to build a significant long term holding in Ericsson shares.

For transparency and simplicity reasons, it is also proposed that the three year performance target period for the executive plan is adjusted to financial years instead of, as for previous plans, measuring years from the third quarter to the second quarter.

PRESS RELEASE MARCH 8, 2010

Financing of the LTV 2010

The proposal gives the shareholders the opportunity to vote for each of the respective plans, including financing. The Board of Directors has considered different financing methods for transfer of the shares to employees under the LTV 2010, such as transfer of treasury stock and an equity swap agreement with a third party.

The Board of Directors considers the transfer of treasury stock as the most cost efficient and flexible method to transfer shares under the LTV 2010 and has therefore decided to propose that the Annual General Meeting resolve as follows.

Transfer of treasury stock: No more than 19.4 million B-shares shall be transferred to employees covered by the terms of the three plans under the LTV 2010. The company shall also have the right, before the Annual General Meeting in 2011, to transfer no more than 4.1 million B-shares in the Company on an exchange to cover certain expenses, mainly social security payments.

Dilution and costs

The Company has approximately 3.3 billion shares in issue. As per December 31, 2009, the Company held 79 million shares in treasury. The 23.5 million shares required to implement the LTV 2010 correspond to approximately 0.74 percent of the total number of outstanding shares.

The total effect on the income statement of the LTV 2010, is estimated to range between SEK 919 million and SEK 1 611 million unevenly distributed over the years 2010–2014. The costs can be compared with Ericsson’s total remuneration costs 2010, including social security fees, amounting to SEK 55 billion.

The complete proposal of the Board of Directors will be available on Ericsson’s website, www.ericsson.com, as from the publication of the Notice of the Annual General Meeting.

The Ericsson Annual Report for 2009 is available as of March 8, 2010, on http://www.ericsson.com/ericsson/investors/financial_reports/2009/annual-report.shtml

PRESS RELEASE MARCH 8, 2010

NOTES TO EDITORS:

Our multimedia content is available at the broadcast room:

www.ericsson.com/broadcast_room

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 2 billion subscribers and has the leading position in managed services. The company’s portfolio comprises mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of being the “prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 80,000 employees generated revenue of SEK 206.5 billion (USD 27.1 billion) in 2009. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on OMX NASDAQ, Stockholm and NASDAQ New York.

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FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on March 8, 2010 at 08.20 CET.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: March 8, 2010